PROSPECTUS SUPPLEMENT NO. 1 DATED December 17, 2024 (To Prospectus dated May 17, 2024)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-279222

PALISADE BIO, INC.

1,575,019 shares of Common Stock

This prospectus supplement (“Supplement”) modifies, supersedes and supplements information contained in, and should be read in conjunction with, that certain prospectus (“Prospectus”), dated May 17, 2024, related to the resale of common stock by certain stockholders of Palisade Bio, Inc. (the “Company”). This Supplement is being filed to reduce the exercise price of 922,863 common stock warrants initially issued in May of 2024. This supplement is not complete without and may not be delivered or used except in connection with the Prospectus and all supplements thereto.

The information contained in this Supplement modifies and supersedes, in part, the information in the Prospectus, as supplemented. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this Supplement.

We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

Investing in our common stock involves a high degree of risk. You are urged to read the section entitled “Risk Factors” beginning on page 8 of the Prospectus, which describes specific risks and other information that should be considered before you make an investment decision.

FORWARD-LOOKING STATEMENTS

You should carefully consider the risk factors set forth in the Prospectus, as well as the other information contained in this Supplement and the Prospectus. This Supplement and the Prospectus contain forward-looking statements regarding events, conditions, and financial trends that may affect our plan of operation, business strategy, operating results, and financial position. You are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Actual results may differ materially from those included within the forward-looking statements as a result of various factors. Cautionary statements in the “Risk Factors” section of the Prospectus identify important risks and uncertainties affecting our future, which could cause actual results to differ materially from the forward-looking statements made in this Supplement and the Prospectus.

REPRICING OF WARRANTS

On May 1, 2024, we sold and issued (the “May 2024 Offering”): (i) 85,100 shares of common stock (the “Shares”) and (ii) 530,142 prefunded warrants with an exercise price of $0.0001 per share, with a perpetual term (the “Prefunded Warrants”), at a purchase price per Share or Prefunded Warrant of $6.5015 (less the applicable exercise price of $0.0001 for each Prefunded Warrant purchased). We additionally issued, 922,863 common stock warrants with an exercise price of $6.314 per share and a term of seven (7) years (the “Common Warrants”).

This Supplement is being filed to reduce the exercise price of 922,863 Common Warrants from $6.314 to $1.40.

SELLING STOCKHOLDERS

This Supplement updates and amends the section of the Prospectus entitled Selling Stockholders with regard to the following selling stockholders:

	Common Shares Owned Before Sale (1)				Shares	Common Shares Owned After Sale (2)
	Held Outright	Convertible Securities	Amount	% of class	being registered	Amount	% of Class
Armistice Capital Master Fund Ltd (3)	267,000	10,355	277,355	9.99%	114,354	290,047	9.99%
TOTALS	267,000	10,355	277,355	9.99%	114,354	290,047	9.99%

* Less than 1%.

(1) Pursuant to Rules 13d-3 and 13d-5 of the Exchange Act, beneficial ownership includes any common shares (“Common Shares”) as to which a shareholder has sole or shared voting power or investment power, and also any Common Shares which the shareholder has the right to acquire within 60 days, including upon exercise of Common Share purchase options or warrants. There were 2,765,980 Common Shares outstanding as of December 17, 2024. All shares referenced below are Common Shares.

(2) Includes the sale of all Common Shares underlying the Common Warrants registered herein.

(3) The shares being registered include 922,863 Common Shares underlying the Common Warrants. The Common 2024 Warrants are subject to a 4.99% maximum beneficial ownership limitation (subject to increase to 9.99% on 61 days notice). The total shares owned before the sale excludes 6,335,550 common shares underlying common stock purchase warrants consisting of (i) the 922,863 Common Warrants that would be in excess of the 4.99% beneficial ownership limitation, (ii) 3,000 common stock purchase warrants initially issued in January of 2022 that would be in excess of the 4.99% beneficial ownership limitation, (iii) 114,354 common stock purchase warrants issued in February 2024 that would be in excess of the 4.99% beneficial ownership limitation, (iv) 2,016,645 prefunded common stock purchase warrants issued in our December 2024 underwritten offering with an exercise price of $0.0001 per share as they are in excess of the 9.99% beneficial ownership limitation, and (v) 3,278,688 common stock purchase warrants issued in our December 2024 underwritten offering with an exercise price of $1.40 per share as they are in excess of the 4.99% beneficial ownership limitation. The total shares owned after the sale excludes all of the previously described common stock warrants containing a 4.99% beneficial ownership limitation blocker or 9.99% beneficial ownership limitation blocker, but includes 112,782 additional prefunded warrants issued in our December 2024 underwritten offering. The securities are directly held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company (the “Master Fund”), and may be deemed to be beneficially owned by: (i) Armistice Capital, LLC (“Armistice Capital”), as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. The address of Armistice Capital Master Fund Ltd. is c/o Armistice Capital, LLC, 510 Madison Avenue,7th Floor, New York, NY 10022.

Prospectus Supplement No. 1 December 17, 2024